FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 4, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On September 12, 2007, Biomira Inc. (“Biomira”) filed with the System for Electronic Document Analysis and Retrieval in Canada (“SEDAR”) a News Release related to the announcement that the Board of Directors of Biomira has approved a proposal to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware in the United States of America through a plan of arrangement.  A copy of the News Release is attached to this report as Exhibit 1.

On September 14, 2007, Biomira filed with SEDAR a transcript of a conference call/webcast made to members of the financial analyst community and investors.  A copy of the transcript is attached to this report as Exhibit 2.

On October 1, 2007, Biomira filed with SEDAR a News Release related to the announcement that as part of its plan to change its jurisdiction of incorporation to the State of Delaware the company plans to change its name to Oncothyreon Inc.  A copy of the News Release is attached to this report as Exhibit 3.

On October 3, 2007, Biomira filed with SEDAR a News Release related to the announcement that Robert Kirkman, M.D., Biomira’s President and Chief Executive Officer, is scheduled to present at the BIO InvestorForum 2007.  A copy of the News Release is attached to this report as Exhibit 4.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	News Release (incorporated by reference from Biomira’s Rule 425 submission filed with the Securities and Exchange Commission on September 12, 2007).

2	Transcript of conference call/webcast (incorporated by reference from Biomira’s Rule 425 submission filed with the Securities and Exchange Commission on September 12, 2007).

3	News Release (incorporated by reference from Biomira’s Rule 425 submission filed with the Securities and Exchange Commission on September 27, 2007).

4	News Release (incorporated by reference from Biomira’s Rule 425 submission filed with the Securities and Exchange Commission on October 3, 2007).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: October 4, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer